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                       Request for Amendment Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw a filing for MetaSolv Software, Inc. In error, a wrong version of the filing was submitted. Please withdraw accession number 0000930661-99-002398, form type S-1/A, filed October 19, 1999 and accepted at 8:05 a.m. (08:05).

     Please call the undersigned at (512) 418-4830 if you have any questions.

                                        Very truly yours,

                                        Brandon L. Hudgeons